Exhibit 99.5

DR. REDDY’S LABORATORIES LIMITED

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India

CIN: L85195TG1984PLC004507; Tel.: +91 40 4900 2900; Fax: +91 40 4900 2999

Website: www.drreddys.com; e-mail: shares@drreddys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF THE EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF DR. REDDY’S LABORATORIES LIMITED

Post Buyback Public Advertisement in accordance with the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 (‘Buyback Regulations’) including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback by Dr. Reddy’s Laboratories Limited (the ‘Company’) of its own equity shares from all of its Shareholders (including persons who become Shareholders, by cancelling American Depository Shares (ADS) held by them and receiving the underlying equity shares but excluding promoters and promoter group of the Company).

This Advertisement should be read in conjunction with the Public Announcement dated 11 April 2016 (‘Public Announcement’), issued in connection with the Buyback (as defined below). Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1.	THE BUYBACK

1.1	The Post Buyback Public Advertisement (‘Advertisement’) is made in accordance with Sections 68, 69 and 70 of the Companies Act, 2013 (‘the Act’) and pursuant to Regulation 19(7) of the Buyback Regulations.

1.2	The Board of Directors of the Company (the ‘Board’) approved the proposal for buyback, at its meeting held on 17 February 2016. The Shareholders of the Company approved the proposal for the Buyback by the Company of its equity shares through postal ballot by a special resolution on 1 April 2016.

1.3	The Board in the aforementioned meeting, and the Shareholders by way of a special resolution on 1 April 2016, passed by postal ballot, in accordance with Article 61 of the Articles of Association of the Company and pursuant to the provisions of Sections 68, 69, 70 and other applicable provisions, if any, of the Act and Rules made thereunder and in compliance with the Buyback Regulations and, subject to such other approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities, while granting such approvals, permissions and sanctions, approved the Buyback by the Company of its fully paid up equity shares for an aggregate amount not exceeding Rs 15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only), (‘Maximum Buyback Size’), excluding transaction costs (‘Transaction Costs’) viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty, being 14.9% of the total paid up share capital and free reserves of the Company based on the audited financial statements of the Company as at 31 March 2015 (being the date of the then last audited financial statements of the Company), for a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share (‘Maximum Buyback Price’) via the open market through Indian stock exchanges, from all Shareholders of the Company (including persons who become shareholders, by cancelling American Depository Shares (‘ADS’) held by them and receiving the underlying equity shares but excluding promoters and promoter group of the Company) under the Buyback Regulations and the Act (the ‘Buyback’).

1.3	The Buyback commenced on 18 April 2016 and closed on 28 June 2016. Till the date of closure of Buyback, the Company has utilized 100% of Maximum Buyback Size authorized for the Buyback (excluding Transaction Costs) with a balance of Rs. 2,593/-.

1.4	The total number of shares bought back under the Buyback are 50,77,504 equity shares.

2.	DETAILS OF THE BUYBACK

2.1	The Company bought back a total of 5,077,504 equity shares, utilizing a total of Rs. 15,69,41,68,907.18 (Rupees one thousand five hundred and sixty nine crores forty one lakhs sixty eight thousand and nine hundred and seven and eighteen paisa only) (excluding Transaction Costs) which represents 100% of the Maximum Buyback Size with a balance of Rs. 2,593/-. The price at which the equity shares were bought back was dependent on the price quoted on the BSE Limited (‘BSE’) and National Stock Exchange of India Limited (‘NSE’), together referred to as ‘Stock Exchanges’. The highest price at which the equity shares were bought back was Rs. 3,200 per equity share while the lowest price was Rs. 2,934.80 per equity share. The equity shares were bought back at an average price of Rs. 3,090.92 per equity share. These prices are based on the contract notes issued by the Company’s Broker (Kotak Securities Limited) and exclude transaction costs.

2.2.	The payout formalities have been completed as per settlement with the Stock Exchanges. The Company has extinguished 50,24,178 equity shares till date and is in the process of extinguishing the remaining 53,326 equity shares bought back.

2.3	As the buyback of equity shares was done from the open market through Stock Exchanges, the identity of shareholders from whom equity shares exceeding one percent of the total equity shares bought in the Buyback is not known, except for equity shares in physical segment for which the identity is known but none of them were exceeding one percent of the total equity shares bought in the Buyback.

3.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1	The pre-Buyback and post-Buyback capital structure of the Company is as follows:

Share Capital	As on the date of Public Announcement	Post Completion of Buyback (As on 28 June 2016)
Authorized	Rs. 1,20,00,00,000 (24,00,00,000 equity shares of Rs 5/- each)	Rs. 1,20,00,00,000 (24,00,00,000 equity shares of Rs 5/- each)

Issued	Rs. 85,30,39,265 (17,06,07,853 equity shares of Rs 5/- each fully paid up)	Rs. 82,76,51,745* (16,55,30,349 equity shares of Rs 5/- each fully paid up)

Subscribed and fully paid-up	Rs. 85,30,38,265 (17,06,07,653 equity shares of Rs 5/- each fully paid up)	Rs. 82,76,50,745* (16,55,30,149 equity shares of Rs 5/- each fully paid up)

*	The Company is in the process of extinguishing the balance 53,326 equity shares out of the total of 50,77,504 equity shares bought back. The post buyback share capital is provided assuming extinguishment of all shares bought back by the Company.

3.2	The pre-Buyback and post-Buyback shareholding pattern of the Company is as follows:

Particulars	No. of Equity shares	% holding to total existing equity capital	No. of Equity shares	% holding to post Buyback equity capital*
	As on 31 March 2016		Post Completion of Buyback (As on 28 June 2016)
Promoters and/or persons who are in control	4,36,49,762	25.58	4,36,49,762	26.37
Public Shareholding:
Indian Financial Institutions	45,87,435	2.69	12,18,80,387	73.63
Banks	2,42,636	0.14
Mutual Funds	54,45,931	3.19
Indian Public & Corporates	2,00,02,458	11.73
Foreign Institutional Investors	6,14,10,798	36.00
NRIs	20,85,783	1.22
Foreign Nationals	5,762	0.00
Foreign Companies	45,94,279	2.70
American Depository Shares (ADS)	2,85,82,809	16.75

TOTAL	17,06,07,653	100.00	16,55,30,149	100.00

*	The Company is in the process of extinguishing the balance 53,326 equity shares out of the total of 50,77,504 equity shares bought back. The post buyback share capital is provided assuming extinguishment of all shares bought back by the Company.

4.	MERCHANT BANKER TO THE BUYBACK

Name	:	Kotak Mahindra Capital Company Limited
Address	:	27 BKC, C 27, G Block, Bandra Kurla Complex,
Bandra (E), Mumbai 400051
Phone	:	(022) – 43360128
Fax	:	(022) – 67132445
Contact Person	:	Mr. Ganesh Rane
Email	:	project.drlbuyback@kotak.com

5.	For further details you may refer to the Company’s website – www.drreddys.com and websites of stock exchanges – www.bseindia.com and www.nseindia.com.

6.	DIRECTOR’S RESPONSIBILITY

The Board of Directors of the Company accepts responsibility for all the information contained in this Post Buyback Public Advertisement.

For and on behalf of the Board of Directors

of Dr. Reddy’s Laboratories Limited

G V Prasad	Kalpana Morparia	Sandeep Poddar
Co Chairman, MD & CEO	Independent Director	Company Secretary

Date: June 29, 2016